Daniel Micak
Chief Legal Officer & Corporate Secretary
Lightspeed Commerce Inc.

August 4, 2023                                    VIA SEDAR

Re:    Lightspeed Commerce Inc.
Report of Voting Results pursuant to Section 11.3 of National instrument 51-102 Continuous Disclosure obligations (“NI 51-102”)

At the 2023 annual and special meeting of shareholders of Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) held on August 3, 2023 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1.Election of Directors

A ballot was conducted with respect to the election of directors. According to the proxies received and ballots cast, the following individuals were elected as directors of the Company until the next annual shareholder meeting, with the following results:

Name of Nominee	Votes For	%	Votes Against	%
Patrick Pichette	94,952,523	96.51%	3,436,335	3.49%
Dax Dasilva	97,021,779	98.61%	1,367,079	1.39%
Dale Murray	90,348,235	91.82%	8,052,618	8.18%
Jean Paul Chauvet	98,071,731	99.68%	317,127	0.32%
Nathalie Gaveau	96,726,458	98.31%	1,662,400	1.69%
Paul McFeeters	98,093,186	99.70%	295,672	0.30%
Rob Williams	98,099,232	99.71%	289,626	0.29%

2.Appointment of Auditors

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors. According to the proxies received and ballots cast, PwC was appointed the Company’s auditors with the following results:

Votes For:        101,731,004 (99.92%)
Votes Withheld:     77,187 (0.08%)

3.Advisory Vote on Executive Compensation

A ballot was conducted with respect to approving an advisory, non-binding resolution on the Company’s approach to executive compensation as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such advisory, non-binding resolution on the Company’s approach to executive compensation was approved with the following results:

Votes For:        96,593,949 (98.18%)
Votes Against:     1,794,909 (1.82%)

4.Renew the Company's Amended and Restated Omnibus Incentive Plan and Approve All Unallocated Options, Rights and Other Entitlements Thereunder

A ballot was conducted with respect to approving a resolution of the shareholders to renew the Company’s Amended and Restated Omnibus Incentive Plan and approving all unallocated options, rights and other entitlements thereunder as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such resolution was approved with the following results:

Votes For:        81,747,365 (83.08%)
Votes Against:     16,653,486 (16.92%)

(signed) Daniel Micak
Chief Legal Officer and Corporate Secretary